Exhibit 21

Subsidiaries of DIH Holding US, Inc

Legal Entities	State or Country of Incorporation or Organization

DIH Holding US, Inc.	Delaware
DIH Holding US, Inc.	Nevada
DIH US Corp.	Delaware
DIH Technology, Inc.	Delaware
DIH PTE. LTD.	Singapore
DIH Technology d.o.o.	Slovenia
DIH S.p.a.	Chile
DIH GmbH	Germany
Hocoma Medical GmbH	Switzerland